KOLLAGENX CORP.
13949 Ramona Ave.
Chino, CA 91710

December 9, 2015

Mr. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:            KollagenX Corp.
Form 10-KT for the Fiscal Year Ended February 28, 2015 Filed July 1, 2015
File No. 0-54667

Dear Mr. Cash:

We have received the letter dated September 4, 2015 from the reviewing staff (the "Staff ') of the Securities and Exchange Commission. We are filing an Amendment No. 1 to Form 10-K to address these comments.  The numbered paragraphs  below  respond to the corresponding paragraphs  in the Staff s September 4, 2015 letter.

Form 10-KT for the Fiscal Year Ended February 28, 2015

General

1.	Please amend your Form 10-KT in response to the following comments. The disclosure in your filings should reflect your current business, operations and most recent developments. Please avoid simply carrying forward disclosure from prior filings that may be outdated or no longer applicable. Please ensure that the amendment includes the entire periodic report and currently dated certifications that refer to the Form 10-KT/A.

Management has reviewed the entire 10-K and worked to improve the relevance and quality of the disclosure.

2.	You indicate on the cover page that you have a class of common stock registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 that is registered on the "OTC QB" and a class of common stock registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. We note your filing of a Form 8-A on April 24, 2012 in connection with the registration of your common stock pursuant to Section 12(g) of the Exchange Act. However, your reference to a class of common stock registered under Section 12(b) of the Exchange Act appears inappropriate. Please revise or advise.

Mr. John Cash
December 9, 2015

Corrected to indicate that the securities are registered under Section 12(b).

3.	We note that you checked the box on the cover page of your Form 10-KT to indicate that you have submitted electronically and posted on your corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. However, we are unable to locate on your corporate website the required Interactive Data Files. Please revise or advise.

Corrected.

Note About Forward-Looking  Statements, page 3

4.	We note your reference to the Private Securities Litigation Reform Act of 1995. Please revise your filing to eliminate the reference to the PSLRA as the provisions therein do not apply to statements made by penny stock issuers. Please refer to Section 21E of the Securities Exchange Act.

This language has been removed.

Item 1. Business

General

5.	Please remove the reference to "Note 1" on page 3.

Removed.

6.	We note your disclosure on page 4 that "KollagenX Corp. is currently in the process of changing their fiscal year end, via Amendments to the Articles of Incorporation in the State of Nevada, to February 28." We also note your disclosure in Note 1 to your financial statements on page F-9. As it appears you have already changed your fiscal year, please update your disclosure.

Corrected to indicate that the fiscal year has been changed.

7.	Please provide the disclosure required by Item 101(h)(4)(x) of Regulation S-K.

Disclosure has been added.

8.	Please expand your disclosure on page 4 to clarify your reference to "twelve more products formulated and positioned, at the appropriate time, to be brought to market."

The reference to "twelve new products" has been deleted.

Mr. John Cash
December 9, 2015

Competition,  page 5

9.	Please describe the company's competitive position in your industry and your methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Description of competition has been added.

Manufacturing,  Marketing  and Sales, page 5

10.	Please discuss in significantly more detail how you source your products.

New text added.

11.	Please provide the disclosure required in Item 101(h)(4)(ii) of Regulation S-K regarding the distribution methods of your products.

New text added re distribution.

Risk Factors, page 6

12.	We note your reference on page 6 to "this Current Report on Form 8-K, including all Form 10 information." Please delete or update as necessary as your filing is on Form 10- KT.

This error has been corrected

The market price  of our common  stock may fluctuate  significantly,  page 8

13.	We note reference to "the Transaction and the Financing" on page 9 without any clarification of these defined terms. Please revise.

The reference to the "Transaction and the Financing" has been deleted here and elsewhere in the 10-K.

Trading  of our common  stock is  limited  and trading  restrictions  imposed  on us . . . , page 9

14.	We note reference to your "common stock [being] quoted on the OTC Bulletin Board, or the OTCBB." We contrast this to a reference to the "OTC QB" on the cover page and on page 11. Please revise as appropriate.

Corrected to refer to OTCQB.

Rule  144 will  not be available  for the outstanding  shares . . . , page 9

15.	We note reference to "this report on Form 8-K" and "the Transaction" in this risk factor. Please revise as necessary.

These errors have been corrected.

Mr. John Cash
December 9, 2015

Our management team, as in  effect upon the consummation   of the Transaction . . ., page 10

16.	Please clarify or revise your reference to the "Transaction."

Reference to "the Transaction" has been deleted.

Item 5. Market for Common  Equity  and Related Stockholder  Matters, page 11

17.	Your reference to your common stock listed under the symbol "KFNX," rather than "KGNX," appears incorrect. Please revise.

Corrected to "KGNX."

Recent Sales of Unregistered Securities,  page 12

18.	We contrast your disclosure on page 12 that "no unregistered securities were sold during the years ended February 28, 2014 and February 28, 2015" to your disclosure in Note 6 on page F-15 that 10,000,000 shares were issued on November 14, 2014. Please advise or revise.

Corrected to be consistent.

Item 10.  Directors, Executive  Officer and Corporate Governance, page 17

19.	Please remove the "*" notation noted next to "Director" on page 17 for each of Messrs. Fletcher, Huerta and Melland, or advise.

Removed.

20.	Please disclose when each director began his service as a director with the company.

Year added.

Mr. John Cash
December 9, 2015

21.	For each of your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K

Deleted
22.	Please provide the disclosure required by Item 401(f) of Regulation S-K for each of your officers and directors

This disclosure has been added.
23.	You disclose that Mr. Stifel resigned as Chief Financial Officer on May 12, 2015. However, we note that Mr. Stifel has signed Exhibits 31.2 and 32 as "CFO" and "Chief Financial Officer," respectively, with each signature dated June 30, 2015. Please advise.

Exhibits 31.2 and 32 to the amended 10-K are signed by the Company's current officers.

24.	If Mr. Stifel did resign as Chief Financial Officer effective as of May 12, 2015, please explain to us why you did not disclose the foregoing resignation on a Current Report on Form 8-K. See General Instruction B.1. and Item 5.02 of Form 8-K.

Management overlooked the need to file an 8-K about Mr. Stifel's departure, probably because of the focus on completion of the 10-K.

Item 11.  Executive  Compensation,  page 19

25.	Please disclose what compensation, if any, was paid to Mr. Stifel for his services as Chief Financial Officer in 2014 and 2015.

This disclosure has been added.

Item 12. Security Ownership of Certain Beneficial  Owners . . ., page 20

26.	Please remove the parenthetical notations "(1)" next to "Name and Address of Beneficial Owner" and "Number of Shares Beneficially Owned" on page 20 as they do not appear to be connected to any footnote reference.

The missing footnote has been added.

27.	Please revise your table to include the business, mailing or residential address of your beneficial holders.

Addresses have been added.

28.	Please identify the person or persons who have voting or investment control over the shares of common stock owned by Eco Investment Properties, LLC.

This information has been added to the amended 10-K.

Mr. John Cash
December 9, 2015

Item 13.  Certain Relationships  and Related Transactions . . ., page 20

29.	Please disclose the interest rates on each of the loans listed under "Transactions with Related Persons."

This disclosure has been added.

Item 15.  Exhibits,  Financial  Statements Schedules,  page 21

30.	Please tell us where you have filed as an exhibit a complete copy of your articles of incorporation, including all amendments to date, in accordance with Regulation S-K Item 601(b)(3)(i).

A complete copy of the Articles of Incorporation and all exhibits is being ordered from the Nevada Secretary of State and will be filed as an exhibit to the next 10-Q.

Signatures,  page 22

31.	The report should be signed by the registrant in the top section of the signature page and on behalf of the registrant by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors in the second section of the signature page. Your report appears to have been signed by only the registrant. Also, any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Please refer to the Signature Page and General Instruction D to Form 10-K, and revise your filing to include the signatures of your principal executive officer, principal financial officer and principal accounting officer or controller, along with a majority of your board members, in the second signature section of Form 10-K.

The signature page has been corrected.

Report of Independent  Registered Public  Accounting  Firm,  page F-4

32.	Please have your former auditor, L.L. Bradford & Company LLC, revise its audit opinion to remove references to the year ended February 28, 2013 since the applicable financial statements do not appear in your Form 10-KT for the fiscal year ended February 28, 2015. In this regard, please amend your Form 10-KT as appropriate.

We are sorry, but this comment cannot be addressed, as L.L. Bradford & Company LLC  is no longer registered with the PCAOB, so they cannot issue a revised audit opinion.

Exhibit 32

33.	Please revise your Section 906 management certification to refer to the period ended February 28, 2015 rather than the period ended February 31, 2015.

This error has been corrected.

Mr. John Cash
December 9, 2015

We urge all persons who are responsible  for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes  the information the Securities  Exchange Act of  1934  and all applicable  Exchange  Act rules require. Since  the company  and its  management  are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures  they have made.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Rondell Fletcher
Treasurer
KollagenX Corp.